

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2015

Via E-mail
Sheng Chen
Chairman of Board of Directors and Chief Executive Officer
21Vianet Group, Inc.
M5, 1 Jiuxianqiao East Road
Chaoyang District
Beijing, 100016
The People's Republic of China

>   **Re: 21Vianet Group, Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2013**
>   **Filed April 9, 2014**
>   **File No. 001-35126**

Dear Mr. Chen:

We have reviewed your letter dated December 9, 2014 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 17, 2014.

Operating and Financial Review and Prospects

Operating Results, page 56

1.   We note your response to prior comment 3. In addition to the proposed revision to the disclosure in the Overview section, you should address the impact from acquired businesses throughout your discussion of operating results. For example, consider discussing the impact of newly acquired businesses in 2013 on the changes in total net revenues and cost of revenues in 2013 in your discussion of results of operations beginning on page 71. In this regard, you should disclose the amount of organic revenue growth separately from the increase in revenue due to acquisitions.

Liquidity and Capital Resources

Operating Activities, page 78

2.   We note your response to prior comment 12. In addition, to your proposed revision to the disclosure, please ensure that you provide an analysis of the changes in the days sales outstanding ratios between the periods. In this regard, tell us and consider disclosing the reason for the longer payment process for certain customers such as state-owned enterprises and large Internet technology companies in China.

        You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeffrey Kauten, Staff Attorney, at (202) 551-3447 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

                                        Sincerely,

                                        /s/ Craig Wilson

                                        Craig Wilson
                                        Sr. Asst. Chief Accountant

cc: Via E-mail
        Z. Julie Gao, Esq., Partner
        Skadden, Arps, Slate, Meagher & Flom LLP